EXHIBIT 12.2

Ryder System, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
Continuing Operations
(Dollars in thousands)
For the six months ended June 30, 2018

EARNINGS:
Earnings before income taxes	$146,383
Fixed charges	102,068
Add: Amortization of capitalized interest	389
Less: Interest capitalized	—
Earnings available for fixed charges (A)	$248,840

FIXED CHARGES:
Interest and other financial charges	$80,150
Portion of rents representing interest expense	21,918
Total fixed charges (B)	$102,068

RATIO OF EARNINGS TO FIXED CHARGES (A) / (B)	2.44